[redacted]

cm

08032389

TES

ANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-23280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMS Bonds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Road
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Seligsohn — (305) 937-0660
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 8 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
NOV 0 6 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

cm 10/28/08

OATH OR AFFIRMATION

I, Michael S. Seligsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMS Bonds, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

ELLEN TATE
MY COMMISSION # DD 316876
EXPIRES: September 6, 2008
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

FMSBONDS, INC.

REPORT PURSUANT TO RULE 17A-5

JUNE 30, 2008







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 12
SUPPLEMENTARY INFORMATION	
Schedule of Expenses	13
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 and Reconciliation to Company's Corresponding Unaudited Form X-17A-5, Part II Filing	14
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Reconciliation to Company's Corresponding Unaudited Form X-17A-5, Part II Filing	15
Information Relating to Possession or Control Requirements Under Rule 15c3-3	16
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)	

INDEPENDENT AUDITORS' REPORT

To the Stockholders
FMSbonds, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of FMSbonds, Inc. as of June 30, 2008, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMSbonds, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
August 26, 2008

FMSbonds, Inc.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

CASH, including $101,621 segregated for the exclusive benefit of customers	$	2,936,233
RECEIVABLE FROM BROKERS AND DEALERS		12,718,552
RECEIVABLE FROM CUSTOMERS		8,125,442
SECURITIES OWNED, AT MARKET (NOTES 5 AND 9)		99,284,111
BOND INTEREST AND REDEMPTIONS RECEIVABLE		1,188,709
SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES (NOTE 2)		8,350,000
PROPERTY AND EQUIPMENT (NOTE 3)		743,500
OTHER ASSETS (NOTE 4)		451,572
	$	133,798,119

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Collateral loan payable (Note 5)	$	98,497,298
Payable to brokers and dealers		2,111,449
Payable to customers		202,917
Securities sold, but not yet purchased, at market (Note 9)		657,134
Accounts payable and accrued liabilities (Note 7)		7,663,350
Stockholders' distribution payable		700,000
		109,832,148
LEASE COMMITMENTS AND CONTINGENCIES (NOTE 6)		
SUBORDINATED LIABILITIES (NOTE 2)		8,350,000
STOCKHOLDERS' EQUITY		15,615,971
	$	133,798,119

See accompanying notes.

FMSbonds, Inc.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2008

REVENUES		
Trading profits	$	45,402,628
Interest		4,529,187
Commissions and other		2,074,259
Total revenues		52,006,074
EXPENSES BEFORE OFFICERS' SALARIES		36,645,840
INCOME BEFORE OFFICERS' SALARIES		15,360,234
OFFICERS' SALARIES		1,252,000
NET INCOME	$	14,108,234

See accompanying notes.

FMSbonds, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2008

	Common Stock $0.25 par value: 4,000 shares authorized, 650 issued and outstanding	Additional Paid-in Capital	Retained Earnings	Total
Balances - June 30, 2007	$ 163	$ 364,028	$ 8,143,546	$ 8,507,737
Net income	-	-	14,108,234	14,108,234
Distributions	-	-	(7,000,000)	(7,000,000)
Balances - June 30, 2008	**$ 163**	**$ 364,028**	**$ 15,251,780**	**$ 15,615,971**

See accompanying notes.

FMSbonds, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED JUNE 30, 2008

BALANCE - JUNE 30, 2007	$	6,350,000
ACTIVITY FOR THE CURRENT FISCAL YEAR		2,000,000
BALANCE - JUNE 30, 2008 (NOTE 2)	$	8,350,000

See accompanying notes.

FMSbonds, Inc.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	14,108,234
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		212,676
Changes in operating assets and liabilities:		
Receivable from brokers and dealers	(	3,338,970)
Receivable from customers	(	942,845)
Securities owned, at market	(	15,146,972)
Bond interest and redemptions receivable	(	440,041)
Other assets		380,249
Net borrowings on collateral loan payable		14,622,054
Payable to brokers and dealers	(	4,666,151)
Payable to customers	(	243,542)
Securities sold, but not yet purchased, at market		35,677
Accounts payable and accrued liabilities		3,165,669
Total adjustments	(	6,362,196)
Net cash provided by operating activities		7,746,038
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(	467,567)
Proceeds from sale of property and equipment		256,619
Net cash used in investing activities	(	210,948)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholders' distributions	(	6,300,000)
NET INCREASE IN CASH		1,235,090
CASH - BEGINNING		1,701,143
CASH - ENDING	$	2,936,233

Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	3,582,415
Income taxes paid	$	-
Supplemental Disclosures of Non-Cash Investing and Financing Activities:		
Increase in secured demand notes receivable through issuance of subordinated liabilities	$	2,000,000
The Company has accrued distributions to the stockholders as of June 30, 2008	$	700,000

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMSbonds, Inc. (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions are reported on a trade date basis, and securities owned and securities sold, but not yet purchased are valued at market. The resulting difference between cost and market is included in the statement of operations.

Interest income is recorded on an accrual basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 to 8 years
Office equipment	5 to 7 years
Leasehold improvements	7 years
Transportation equipment	5 years

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense approximated $1,611,000 for the year ended June 30, 2008.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES

Secured demand notes collateralized by marketable securities consist of non-interest bearing loans to stockholders of $8,350,000.

The subordinated liabilities may be repaid at the stated maturity dates only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the Financial Industry Regulatory Authority ("FINRA") (formerly known as the National Association of Security Dealers, Inc.) and are subordinated to the claims of general creditors.

Effective August 13, 2007, extension of maturity of $3,035,000 of secured demand notes receivable and corresponding liabilities to stockholders was granted, with FINRA approval, with a new expiration date of August 31, 2010.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES (Continued)

Effective September 21, 2007, $2,000,000 of secured demand notes receivable and corresponding liabilities to stockholders were granted, with FINRA approval, with an expiration date of September 30, 2010.

The maturities of the subordinated liabilities for the years subsequent to June 30, 2008, are as follows:

2009	$	3,315,000
2010		-
2011		5,035,000
	$	8,350,000

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Furniture and fixtures	$	599,654
Office equipment		819,555
Leasehold improvements		540,018
Transportation equipment		416,608
		2,375,835
Less accumulated depreciation and amortization		(1,632,335)
	$	743,500

Depreciation and amortization expense for the year amounted to $212,676.

NOTE 4. OTHER ASSETS

Other assets consisted of the following:

Prepaids	$	54,537
Other receivables		60,715
Net cash value of life insurance policies		25,072
Deposits		87,598
Employee loans receivable		223,650
	$	451,572

NOTE 5. COLLATERAL LOAN PAYABLE

Collateral loan payable represents amounts due to the Company's clearing broker and is collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was 3.20% at June 30, 2008. All amounts due are payable on demand.

Interest expense for the year on all indebtedness amounted to $3,331,218.

NOTE 6. LEASE COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various non-cancelable operating leases for certain equipment.

As of June 30, 2008, the approximate future minimum annual rentals under the non-cancelable leases are as follows:

2009	$	51,000
2010		37,000
	$	88,000

The Company has a month-to-month lease arrangement with its stockholders for an office facility in North Miami Beach, Florida. Rent expense and real estate taxes on this facility approximated $202,600 and $27,100 respectively. Total rent expense for all facilities for the year ended June 30, 2008 amounted to $542,818.

Litigation Matters

The Company is involved in various legal proceedings arising in the ordinary course of business. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of management, based on a review with legal counsel, any losses which may result from such legal proceedings are not expected to have a material adverse effect on the financial position or results of the Company.

NOTE 7. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. At June 30, 2008, the Company had accrued $163,000 for this plan. Additionally, the Company maintains a non-qualified Supplemental Employees' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employee's salary and years of employment. At June 30, 2008, the Company had accrued $2,347,590 for the SERP. This amount is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2008, the Company's "Net Capital" was $13,048,490 which exceeded requirements by $12,436,906. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.70 to 1 at June 30, 2008.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased, aggregate $657,134 at June 30, 2008. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by a New York City bank. At June 30, 2008, a majority of securities owned is held by this bank.

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

FMSbonds, Inc.
SCHEDULE OF EXPENSES
YEAR ENDED JUNE 30, 2008

Advertising and promotion	$	1,611,150
Automobile and travel		342,856
Contributions		320,695
Clearing charges		778,066
Computer supplies		671,402
Depreciation and amortization		212,676
Dues and subscriptions		257,043
Employee benefits		772,811
Employees' salaries and commissions		23,745,494
Entertainment		199,665
Equipment rental		241,129
Insurance		1,045,156
Interest		3,331,218
Licenses, taxes and registration		234,622
Office		935,313
Payroll taxes		777,628
Professional fees		206,641
Rent		542,818
Repairs and maintenance		98,972
Telephone and communication		247,522
Utilities		72,963
	$	36,645,840

See independent auditors' report.

FMSbonds, Inc.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
JUNE 30, 2008

CREDITS		
Stockholders' equity	$	15,615,971
Subordinated liabilities		8,350,000
Total credits		23,965,971
DEBITS		
Property and equipment		743,500
Other assets		451,572
Customers' unsecured accounts		28,159
Haircut on aged failed to deliver		22,224
Interest claims receivable		4,282
Total debits		1,249,737
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		22,716,234
HAIRCUTS ON SECURITY POSITIONS		9,667,744
NET CAPITAL		13,048,490
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $9,173,762		611,584
EXCESS NET CAPITAL	$	12,436,906
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.70 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Collateral loan payable	$	225,838
Payable to brokers and dealers		381,657
Payable to customers		202,917
Accounts payable and accrued liabilities		7,663,350
Stockholders' distributions payable		700,000
Total aggregate indebtedness	$	9,173,762
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF JUNE 30, 2008		
Net capital as reported in Company's Part II (unaudited) Focus report	$	11,652,055
Decrease in haircuts (primarily arising from trade date adjustment)		1,396,435
Net capital per above	$	13,048,490

See independent auditors' report.

FMSbonds, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 AND RECONCILIATION TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
JUNE 30, 2008

CREDIT BALANCES		
Free credit balances and other credit balances in customers' securities accounts	$	215,057
Monies borrowed, collateralized by securities carried for the account of customers		225,838
Customers' securities failed to receive		381,657
Credit balances in firm accounts which are attributable to principal sales to customers		359,537
Total credits		1,182,089
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		8,016,265
Excess of total debits over total credits	$	6,834,176
RESERVE COMPUTATION		
Reserve requirement	$	-

As of July 1, 2008 (the first business day after June 30, 2008) the Company had $101,621 in a special reserve bank account segregated for the exclusive benefit of customers.

RECONCILIATION TO THE COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM UNAUDITED X-17a-5 AS OF JUNE 30, 2008)

There are no differences between the Company's computation included in Part II of the Unaudited Form X-17A-5 as of June 30, 2008 and the audited computation.

See independent auditors' report.

FMSbonds, Inc.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2008

There are no customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).

There are no customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholders
FMSbonds, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements of FMSbonds, Inc. (the Company) for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION CERTIFIED PUBLIC ACCOUNTANTS

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
August 26, 2008

END